File No. 70-9495

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                    FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      NSTAR
                                 c/o BEC ENERGY
                               800 Boylston Street
                                Boston, MA 02199

                  (Name of companies filing this statement and
                     address of principal executive offices)

                                      None
--------------------------------------------------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                  Thomas J. May
                Chairman of the Board and Chief Executive Officer
                                Russell D. Wright
                      President and Chief Operating Officer
                                      NSTAR
                                 c/o BEC Energy
                               800 Boylston Street
                                Boston, MA 02199
--------------------------------------------------------------------------------
                    (Name and address of agents for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

Theodora S. Convisser, Esq.                          Michael P. Sullivan, Esq.
Clerk and Assistant General                          Vice President, General
  Counsel                                            Counsel and Secretary
BEC Energy                                           Commonwealth Energy System
800 Boylston Street                                  One Main Street
Boston, Massachusetts  02199                         Cambridge, Massachusetts
                                                     02142-9150

                           Paul K. Connolly, Jr., Esq.
                           Timothy E. McAllister, Esq.
                      LeBoeuf, Lamb, Greene & MacRae, L.L.P
                               260 Franklin Street
                           Boston, Massachusetts 02110

     This pre-effective Amendment No. 2 amends the Form U-1 Application in this proceeding, originally filed with the Securities and Exchange Commission on March 26, 1999, as follows:


(1) Item 3.B.2 is amended by deleting the ninth paragraph thereof (added in Amendment No. 1, filed with the Securities and Exchange Commission on July 9,
1999), and substituting therefor the following two paragraphs:

          Although NEPOOL's historical function has recently changed with the advent of the independent system operator, ISO-New England and the development of the Restated NEPOOL Agreement, it may still be characterized as a "tight" power pool whose objective is to assure adequate reliability in the bulk electric power supply of New England by coordinating the dispatch of generation resources and the planning of transmission resources of its members. Through an agreement with NEPOOL, ISO-New England operates in an independent, non-discriminatory manner to dispatch generation resources in the New England control area using a bid-based system, instead of the previous cost-based dispatch method. Generally, the procedure is that generators submit bid prices to ISO-New England a day ahead and, based on that information as well as load forecasts, ISO-New England will determine which generation resources will be dispatched, ramped up or ramped down throughout the course of the following day. Further, ISO-New England has the ability to impose rules on generators throughout NEPOOL to the extent required to ensure the continued efficient operation of the energy market. Although the factors influencing the dispatch decisions have changed, all generation resources in NEPOOL continue to be dispatched on a coordinated basis by ISO-New England.

          Further, through the Restated NEPOOL Agreement, NEPOOL continues to be responsible for the development of a regional transmission tariff which provides for open non-discriminatory access to the New England transmission system. The tariff, approved by the FERC and administered by ISO-New England through its agreement with NEPOOL, provides for access to and use of all NEPOOL participants' pool transmission facilities, or "PTF." In addition, each transmission owning utility in New England has its own open access transmission tariff on file with the FERC, thus ensuring non-discriminatory access to each non-PTF transmission system within New England. Therefore, the generation and transmission resources of electric utilities within New England continue to be operated as a single interconnected and coordinated system through their participation in NEPOOL.

(2)  Amend Item 6 to add the following exhibits.

     A.   Exhibits

          D-2  Massachusetts Order
          D-6  NRC Order
          D-8  NRC Order


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf of the undersigned thereunto duly authorized.

Date:  August 23, 1999                NSTAR

                                      By:  /s/ Russell D. Wright
                                           -----------------------------
                                           President and Chief Operating
                                           Officer